ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated June 25, 2014

ETRACS Monthly Pay 2xLeveraged Wells

Fargo® MLP Ex-Energy ETN

Profile	ETN Ticker: LMLP

Issuer	UBS AG

Key features

–  Monthly compounded 2x leveraged exposure to the Wells Fargo® MLP Ex-Energy Index, less investor fees.

–  Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

–  Leverage that is reset monthly, not daily.

Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
CUSIP	90273A207
Primary exchange	NYSE Arca
Initial trade date	06/24/2014
Maturity date	06/24/2044
Leverage	2x
Annual Tracking Rate	0.85%, accrued on a daily basis
2x Index Yield[2]	15.24%
Underlying Index	Well Fargo Master Limited Partnership Ex-Energy Index

About the ETN

The ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP Ex-Energy ETN (NYSE: LMLP) (“LMLP” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of Wells Fargo® Master Limited Partnership Ex-Energy Index, less investor fees. LMLP has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance) and pays a variable monthly coupon linked to the cash distributions, if any, on the Index constituents.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace.

What are Master Limited Partnerships (“MLPs”)?

MLPs are entities receiving partnership taxation treatment and whose units are traded on a securities exchange like shares of corporate stock. MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively lower historical correlation to the market prices of a wide range of asset classes, including equities and commodities.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP

Ex-Energy ETN

About the Underlying Index

The Wells Fargo® Master Limited Partnership Ex-Energy Index is intended to measure the performance of all non-energy master limited partnerships (“MLPs”) listed on the New York Stock Exchange (“NYSE”), NYSE MKT or NASDAQ that satisfy market capitalization and other eligibility requirements. The Index is a modified market capitalization-weighted index of master limited partnerships (MLPs) that do not have an energy focus and that have a market capitalization of at least $100 million at the time of inclusion. The capitalization weighting methodology is referred to as modified because it includes a 10% weighting limit under which the MLP classes of a particular issuer may not exceed 10% of the total capitalization of the Index. The Index was created on April 1, 2014, and therefore, has no performance history prior to that date.

Index Constituents
Top 10 of 17 index constituents
Name	% Weight
KKR & Co LP	10.86%
Blackstone Group LP	10.48%
Lazard Ltd	10.43%
Carlyle Group LP	10.33%
Icahn Enterprises LP	10.31%
Och-Ziff Capital Management Group LLC	9.48%
Apollo Global Management LLC	9.29%
Oaktree Capital Group LLC	9.12%
Fortress Investment Group LLC	4.92%
Cedar Fair LP	4.35%

Source: Wells Fargo Securities, LLC, as of 6/20/14

Benefits of Investing

–	Significant monthly income potential in the form of a variable coupon linked to 2 times the cash distributions, if any, on the Index constituents.

–	2x leveraged exposure to an index of publicly traded companies receiving partnership taxation treatment that derive a majority of their income from non-energy-related activities.

–	Leverage that is reset monthly, not daily.

–	Convenience of an exchange-traded security.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP

Ex-Energy ETN

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the applicable product supplement and pricing supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your investment - The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.

–	Correlation and compounding Risk - A number of factors may affect the ETNs ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETNs will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.

–	Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.

–	Market risk - The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.
–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

–	A trading market for the ETNs may not develop - Although the ETNs have been approved for listing, subject to official notice of issuance, a liquid trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

–	The ETNs may not provide a hedge against price and/or value decreases or increases - The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.

–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount for your ETNs is zero. There is no guarantee that the relevant Index constituents will pay any distributions during the term of the ETNs. Coupon Amounts are not interest payments; the ETNs do not accrue interest.

–	Minimum redemption amount - You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP

Ex-Energy ETN

–	Potential automatic acceleration - In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.

–	Limited performance history - The Index was created on April 1, 2014. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

–	UBS’s Call Right - UBS may redeem all outstanding ETNs at any time on or after June 29th, 2015, as described under “General Terms of the ETNs — UBS’s Call Right” in the ETRACS Prospectus.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP

Ex-Energy ETN

Footnotes

1 The issuer credit rating as of June 20, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 This figure is equal to two times the Index Yield calculated as of June 20, 2014 by the sponsor of the Index, Wells Fargo Securities, LLC.

Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Ex-Energy Index are trademarks of Wells Fargo® & Company and have been licensed for use by UBS AG. This product is not issued, sponsored, endorsed, sold or promoted by Wells Fargo & Company or its affiliates and Wells Fargo

& Company makes no representation regarding the advisability of investing in this product. Wells Fargo & Company does not guarantee that the Index referenced by the product has been accurately calculated and shall not have any liability for any error in the calculation.

NYSE Arca, Inc. (“NYSE Arca”), which acts as calculation agent for the Wells Fargo Master Limited Partnership Ex-Energy Index (the “Index”), is not affiliated with UBS AG, Wells Fargo & Company or Wells Fargo Securities, LLC (together, “Wells Fargo”) and does not approve, endorse, review or recommend this Product.ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP Ex-Energy ETN is based on the Index, and the value of such Index is derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the Index, its values or other information furnished in connection with the Index.NEITHER WELLS FARGO NOR NYSE ARCA MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX, TRADING BASED ON THE INDEX, OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE TRADING OF THE ETRACS MONTHLY PAY 2xLEVERAGED WELLS FARGO® MLP EX-ENERGY ETN, OR FOR ANY OTHER USE.

The ETRACS Monthly Pay 2x Leveraged Wells Fargo MLP Ex-Energy ETN is not issued, guaranteed, sponsored, or advised by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the ETRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market and no guarantee of performance of the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN. Wells Fargo & Company does not guarantee that the Index referenced by the ETRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN. Wells Fargo has no obligation to take into consideration the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN or investors in the ETRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the issuance, listing, registration, distribution, administration, trading or redemption or settlement by the issuer or otherwise of the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex–Energy ETN.

WELLS FARGO DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG AND THE ETRACS MONTHLY PAY 2X LEVERAGED WELLS FARGO MLP EX-ENERGY ETN OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INDEX OR OF THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WELLS FARGO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP

Ex-Energy ETN

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com